Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARIES OF HURCO COMPANIES, INC.

Name	Jurisdiction of Incorporation
Hurco B.V	The Netherlands
Hurco Europe Limited	United Kingdom
Hurco GmbH	Federal Republic of Germany
Hurco India Private, Ltd.	India
Hurco Manufacturing Limited	Taiwan R.O.C.
Hurco S.a.r.l.	France
Hurco S.r.l.	Italy
Hurco (S.E. Asia) Pte Ltd.	Singapore
LCM Precision Technology S.r.l.	Italy
Milltronics USA, Inc.	United States
Ningbo Hurco Machine Tool Company Limited	China

Hurco Companies, Inc. is the Company’s headquarters in Indianapolis, Indiana, U.S.A. The foregoing list does not include other subsidiaries which, individually or in the aggregate, did not constitute a significant subsidiary as of October 31, 2017.